信和置業有限公司
Sino Land Company Limited

RECEIVED
2004 DEC 22 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2004/CS-1269

8 December, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

04046911

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy each of the following documents of Sino Land Company Limited ("the Company"):-

1. press announcement on Formal Notice on listing of HK$2,500,000,000 1.625 per cent. Guaranteed Convertible Bonds due 2009 issued by Getsmart Finance Limited and guaranteed by the Company convertible into ordinary shares of the Company; and

2. press announcement regarding the Final Scrip Dividend for 2003/2004.

For your information, the above documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Convertible Bonds-TSTPLetter-ADR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

GETSMART FINANCE LIMITED (the "Issuer")

(incorporated in the British Virgin Islands with limited liability)

HK$2,500,000,000

1.625% Guaranteed Convertible Bonds due 2009 (the "Convertible Bonds")

unconditionally and irrevocably guaranteed by

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(the "Guarantor")

convertible into ordinary shares of the Guarantor

Sole Bookrunner and Lead Manager

J.P. Morgan Securities Ltd.

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Bonds as more particularly described in the Offering Circular relating thereto dated 24 November 2004. Permission for the listing of, and dealing in, the Convertible Bonds is expected to become effective on or about 1 December 2004.

25 November 2004

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

FINAL DIVIDEND FOR 2003/2004
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:30 p.m. Thursday, 9th December, 2004.**
2. No form of election is required if shareholders choose to receive final dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 18th November, 2004 that the Directors have recommended the payment in cash of a final dividend of HK$0.07 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ended 30th June, 2004, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. The said final dividend was approved at the Annual General Meeting of the Company held on 17th November, 2004. No form of election is required if shareholders choose to receive final dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned final dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days of 25th November, 2004, 26th November, 2004, 29th November, 2004, 30th November, 2004 and 1st December, 2004 is HK$7.42. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 17th November, 2004 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **not later than 4:30 p.m. Thursday, 9th December, 2004,** will be calculated as follows:

Formula: Number of New Shares to be received = Number of existing Shares held on 17th November, 2004 for which share election is made x $\frac{\text{HK\$0.07}}{\text{HK\$7.42}}$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the final dividend for the year ended 30th June, 2004.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 20th December, 2004.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 1st December, 2004